Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in the current report on Form 6-K this document forms a part. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Information” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information—3.D. Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the United States Securities and Exchange Commission on May 15, 2024.

Overview

Baosheng Media Group Holdings Limited (the “Company”, “we” “our” and “us”), a Cayman Islands exempted company with limited liability, together with its subsidiaries, including subsidiaries in People’s Republic of China (the “PRC” or “China”), operate as an online marketing solution provider based in China. We are dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, our business has grown rapidly from a start-up online marketing agency to a multi-channel online marketing solution provider. We advise advertisers on online marketing strategies, offer value-added advertising optimization services, and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads. At the same time, as authorized agencies of some popular online media, we help online media to procure advertisers and facilitate ad deployment on their advertising channels.

Along with the further penetration of the Internet, particularly on mobile devices, we believe an increasing number of advertisers would use online advertising channels because of their unlimited geographic coverage, promptness, and inclusivity. With our experience in the online advertising industry and insights on industry trends, we are well-positioned to capture the opportunities offered by the continued rapid growth of the online marketing industry.

Our service categories

Our advertising services are classified into two categories:

●	search engine marketing services, or “SEM services,” which include the deployment of ranked search ads and other display search ads offered by search engine operators; and
●	non-SEM services, which include social media marketing, in-feed advertising, and mobile app advertising by deploying ads on media such as social platforms, short-video platforms, news portals, and mobile apps in the forms of in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media and their authorized agencies (collectively, the “publishers”). On one hand, with our experience and insights in the online advertising industry, we help advertisers to effectively carry out their advertising campaigns by offering advice on online advertising strategies, carrying out advertising optimization and facilitating the deployment of online ads. On the other hand, we help media connect with advertisers and facilitate the monetization of their advertising resources.

We have built a broad and diverse advertiser base from a wide range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the six months ended June 30, 2024 and 2023, the number of advertisers (including direct advertisers and third-party advertising agencies subscribing our services on behalf of their advertising clients) were 217 and 205, respectively. Our gross billing was $9.1 million and $13.6 million, respectively. For the six months ended June 30, 2024 and 2023, our top five advertisers contributed 65.9% and 51.7% of total gross billing, respectively.

We earn rebates and incentives from the publishers for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the six months ended June 30, 2023 and 2022, we generated rebates and incentives from publishers of $2,953 and $72,510, respectively, and net fees from advertisers of $43,222 and $36,273, respectively. For the six months ended June 30, 2024, we reversed net fees from advertisers due to over estimation of revenues in prior periods.

For the six months ended June 30, 2024, our gross billing decreased to $9.1 million from $13.6 million for the six months ended June 30, 2023. Such decrease was primarily the result of a decrease in the amount of gross billing from advertisers in new media and news feed ads services.

Gross billing and media costs

Gross billing is defined as the actual dollar amount of advertising spend of our advertisers, net of any rebates and discounts given by us to the advertisers (if any). We use gross billing to assess the business growth, market share and scale of operations.

Media cost represents the cost for acquisition of ad inventory or other advertising services from media and other advertising service providers, offset by rebates and incentives we receive from the relevant media and advertising service providers (if any).

Factors Affecting Our Results of Operations and Trend Information

Size and spending of advertiser base

We earn revenue in the form of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are usually calculated with reference to the advertising spend of the advertisers and are closely correlated to the gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) net fees from advertisers, which are essentially the fees we charge advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incur on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies). The rebates and incentives we receive from media are calculated as a percentage of the total advertising spend of the advertisers procured by us in a given period, with the percentage typically ranging from 10% to 20%.

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate gross billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

1      Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

2      Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

3      Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by advertisers, which would not only result in a reduction of our revenue, but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media.

Rebate policies offered from publishers and those offered to advertisers

Publishers may change the rebate and incentive policies offered to us based on prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebate offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, etc., or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce.

Our ability to attract new media and to maintain relationship with existing media

We have established and maintained relationships with a wide range of media and their authorized agencies, which offer our advertisers diverse choices of ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

If any media ends its cooperative relationship with us or terminates our authorized agency status or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop.

Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following table summarizes the results of our operations during the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended
	June 30,		Variance
	2024	2023	Amount	%
Revenues	$46,175	$108,783	$(62,608)	(57.6)%
Cost of revenues	(199,829)	(294,595)	94,766	(32.2)%
Gross loss	(153,654)	(185,812)	32,158	(17.3)%

Operating Expenses
Selling and marketing expenses	(90,755)	(199,025)	108,270	(54.4)%
General and administrative expenses	(1,959,187)	(1,049,728)	(909,459)	86.6%
Reversal of provision for expected credit losses, net	727,560	797,760	(70,200)	(8.8)%
Total Operating Expenses	(1,322,382)	(450,993)	(871,389)	193.2%

Loss from Operations	(1,476,036)	(636,805)	(839,231)	131.8%

Other Income (Expenses)
Interest expense, net	(31,448)	(2,023)	(29,425)	1,454.5%
Changes in fair value of warrant liabilities	—	830	(830)	(100.0)%
Changes in fair value of short-term investments	201,733	542,128	(340,395)	(62.8)%
Subsidy income	1,891	3,038	(1,147)	(37.8)%
Other income, net	(436,558)	88,753	(525,311)	(591.9)%
Total Other (Expenses) Income, Net	(264,382)	632,726	(897,108)	(141.8)%

Loss Before Income Taxes	(1,740,418)	(4,079)	(1,736,339)	42,567.8%

Income tax expenses	—	—	—	0.0%

Net Loss	$(1,740,418)	$(4,079)	$(1,736,339)	42,567.8%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e., gross billing) net of the media costs we incurred on their behalf.

Our total revenues decreased by $62,608, or 57.6%, from $0.1 million for the six months ended June 30, 2023, to $46,175 for the six months ended June 30, 2024. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended
	June 30,				Variance
	2024	%	2023	%	Amount	%
Rebates and incentives offered by publishers	$20,200	43.7%	$84,372	77.6%	$(64,172)	(76.1)%
Net fees from advertisers	25,975	56.3%	24,411	22.2%	1,564	6.4%
Total	$46,175	100.0%	$108,783	100.0%	$(62,608)	(57.6)%

The rebates and incentives offered by publishers decreased by $64,172, or 76.1%, from $84,372 for the six months ended June 30, 2023 to $20,200 for the six months ended June 30, 2024, which was affected by the continuous decrease in orders from our customers. The net fees from advertisers slightly increased from $24,411 for the six months ended June 30, 2023 to $25,975 for the six months ended June 30, 2024.

The following table sets forth a breakdown of revenues by services offered during the six months ended June 30, 2024 and 2023:

	For the Six Months Ended
	June 30,		Variance
	2024	2023	Amount	%
Revenue from SEM services	$2,953	$72,510	$(69,557)	(95.9)%
Revenue from Non-SEM services	$43,222	$36,273	$6,949	19.2%
Revenues	$46,175	$108,783	$(62,608)	(57.6)%

Revenues from SEM services consist of rebates and incentives offered by publishers. Revenues from SEM services were $2,953 and $72,510 for the six months ended June 30, 2024 and 2023, respectively. We incurred continuous decrease in revenues from SEM services since the termination of our cooperation with Sogou.

Revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. Revenues from non-SEM services increased from $36,273 for the six months ended June 30, 2023 to $43,222 for the six months ended June 30, 2024 which was primarily caused by the increase in rebates earned from news feed ads media.

Cost of revenues

Our total cost of revenues decreased by $0.1 million, or 32.2%, from $0.3 million for the six months ended June 30, 2023, to $0.2 million for the six months ended June 30, 2024. The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended
	June 30,				Variance
	2024	%	2023	%	Amount	%
SEM services	$12,778	6.4%	$2,407	0.8%	$10,371	430.9%
Non-SEM services	187,051	93.6%	292,188	99.2%	(105,137)	(36.0)%
Total	$199,829	100.0%	$294,595	100.0%	$(94,766)	(32.2)%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges.

The decrease was primarily attributable to a decrease of staff costs by $0.1 million because of reduced employees (based on monthly average headcount) due to underperformance of business.

Gross loss

As a result of changes in revenue and cost of revenues, our gross loss decreased by $32,158, or 17.3% from a gross loss of $185,812 for the six months ended June 30, 2023 to a gross loss of $153,654 for the six months ended June 30, 2024.

Operating expenses

Our operating expenses increased by $0.9 million, or 193.2%, from $0.5 million for the six months ended June 30, 2023, to $1.3 million for the six months ended June 30, 2024. The increase in operating expenses was primarily caused by the changes in following expenses:

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses decreased by $0.1 million, or 54.4%, from $0.2 million for the six months ended June 30, 2023 to $0.1 million for the six months ended June 30, 2024. This decrease in selling and marketing expenses was primarily due to a decrease of $0.1 million in entertainment expenses as we had fewer publishers as customers.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses increased by $1.0 million, or 86.6%, from $1.0 million for the six months ended June 30, 2023 to $2.0 million for the six months ended June 30, 2024. The increase in general and administrative expenses was primarily due to an increase of $0.8 million in professional service fees which was primarily because we engaged (i) outside counsels for legal proceedings filed by certain financial institutions and (ii) our auditor to re-audit our the financial statements for the fiscal year of 2021.

Reversal of provision for expected credit losses, net

The following table sets forth a breakdown of reversal of provision for expected credit losses, net for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended
	June 30,		Variances
	2024	2023	Amount	%
Reversal of provision for expected credit losses of accounts receivables	$749,688	$963,278	$(213,590)	(22.2)%
Provision for doubtful prepayments	(10,825)	(164,953)	154,128	(93.4)%
Provision for expected credit losses of other current assets	(11,303)	(565)	(10,738)	1,900.5%
	$727,560	$797,760	$(70,200)	(8.8)%

Reversal of provision for credit losses of accounts receivables

Reversal of provision for credit losses of accounts receivables decreased by $0.3 million, or 22.2%, from $1.0 million for the six months ended June 30, 2023 to $0.7 million for the six months ended June 30, 2024. We reversed allowances for credit losses of accounts receivables due from these advertisers when we collected outstanding balance from advertisers.

Provision for doubtful prepayments

Provision for doubtful prepayments was $10,825 and $0.2 million for the six months ended June 30, 2024 and 2023, respectively. Such prepayments were made to certain publishers for purpose of lock in media cost. We provided full allowance against these prepayments aging over two years because we were uncertain if it could obtain the services underlying the prepayments or to be refunded.

Income tax expense

For the six months ended June 30, 2024 and 2023, we did not incur income tax expenses, as we incurred taxable losses.

Net Loss

As a result of the foregoing, we reported a net loss of $1.7 million and $4,079 for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations, loans from third parties, and proceeds raised in our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand, borrowings from third parties and bank borrowings, and proceeds from equity instrument financing, where necessary.

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had a net loss of $1.7 million and $4,079 for the six months ended June 30, 2024 and 2023, and reported a cash outflow of $1.3 million and a cash inflow of $2.6 million for the six months ended June 30, 2024 and 2023, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2024, we had cash and cash equivalent of $2,889,830 and short-term investments of $1,808,324. On the other hand, we expect the balance of current liabilities of $6,668,600 as of June 30, 2024 to be paid back in the twelve months ending June 30, 2025. We expected to renew the bank borrowings upon their maturity. We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, we assess current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare our unaudited condensed consolidated financial statements on going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Six Months Ended
	June 30,
	2024	2023
Net Cash (Used in) Provided by Operating Activities	$(1,274,344)	$2,639,003
Net Cash Provided by (Used in) Investing Activities	915,655	(5,405,550)
Net Cash Used in Financing Activities	—	(26,635)
Effect of exchange rate changes on cash and cash equivalents	(67,543)	(168,963)
Net decrease in cash and cash equivalents	(426,232)	(2,962,145)
Cash and cash equivalents at beginning of period	3,316,062	6,679,077
Cash and cash equivalents at end of period	$2,889,830	$3,716,932

Operating Activities

Net cash used in operating activities was $1.3 million for the six months ended June 30, 2024. For the first half of 2024, net cash used in operating activities mainly derived from (i) net loss of $1.7 million adjusted for noncash reversal of provision for expected credit loss of accounts receivable of $0.7 million, (ii) net changes in our operating assets and liabilities, principally consisting of (a) an increase in accounts receivable of $0.8 million, and (b) a decrease in prepayments of $0.2 million to third parties, a decrease in prepayments of $0.2 million to related parties and a decrease in accounts payable to third parties of $1.1 million due to a decrease in purchase from advertisers.

Net cash provided by operating activities was $2.6 million for the six months ended June 30, 2023, mainly derived from (i) net loss of $4,079 for the period adjusted for noncash provision for doubtful accounts of $0.6 million and increase in fair value of $0.5 million in short-term investments, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease of accounts receivable of $1.8 million because we improved collections from advertisers, and (b) a decrease in prepayments, including to third parties and related parties, of $2.2 million and accounts payable to third parties of $1.5 million as a result of the decrease of purchases of ads on behalf of advertisers.

Investing Activities

Net cash provided by investing activities was $0.9 million for the six months ended June 30, 2024, which was primarily provided by redemption of short-term investments of $1.2 million, partially offset by purchase of short-term investments of $0.3 million.

Net cash used in investing activities amounted to $5.4 million for the six months ended June 30, 2023, primarily used in long-term investments in two equity investees aggregating $4.9 million, and purchases of short-term investments of $0.8 million, partially offset by proceeds of $0.3 million from redemption of short-term investments.

Financing Activities

We did not record cash provided by or cash used in financing activities for the six months ended June 30, 2024.

Net cash used in financing activities was $26,635 for the six months ended June 30, 2023, which was used in repayment of bank borrowings of $26,635.

Capital Expenditures

Our capital expenditures were $5,789 and $30,237 for the six months ended June 30, 2024 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Baosheng Media Group Holdings Limited is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion.

Research and Development, Patents and Licenses, etc.

As of the date of this report, we have registered (i) two trademarks in Hong Kong; (ii) one domain name in China; and (iii) 13 software copyrights in China.

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark and patent registration applications. Key measures include: (i) timely registration, filing and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and take action in a timely manner if any potential conflicts with our intellectual properties are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

As of the date of this report, we have not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights in China.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance against accounts receivable

Accounts receivable are recognized and carried at the gross billing amount less an allowance for expected credit losses due from the advertisers. On January 1, 2023, we adopted ASU No. 2016-13, using the modified retrospective transition method.

We maintain an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for doubtful accounts” in the unaudited condensed consolidated statements of loss and comprehensive loss. We assess collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the six months ended June 30, 2024, the Company reversed allowance for expected credit losses of $749,688 for accounts receivable. For the six months ended June 30, 2023, the Company provided allowance for expected credit losses of $398,378 for accounts receivable.

Valuation of deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As of June 30, 2024 and December 31, 2023, deferred tax assets from the net operating loss carryforwards amounted to $4.8 million and $3.1 million, respectively, and we had a full valuation allowance of $4.8 million and $3.1 million as of June 30, 2024 and December 31, 2023, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($15,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the six months ended June 30, 2024 and 2023, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in the current report on Form 6-K to which this document forms a part.